Correspondence

September 22, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 205049
Mail Stop 4561

Attention: Brittany Ebbertt

Re:	Westsphere Asset Corporation, Inc. Form 10-KSB for fiscal Year End December 31, 2007 Filed April 15, 2008-07-24 File No. 000-32051

Dear Ms Ebbertt:

This correspondence has been filed on the EDGAR system in response to the Staff’s comments of September 16, 2008.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A. Controls and Procedures

1.	We note your proposed revisions to Management’s Report on Internal Controls of Financial Reporting ……

The Company proposes to amend the 10-KSB as set forth in the attached draft section. Please note that the significant changes from our August 28, 2008 proposed revisions are underlined. Should you wish to contact us, please call 1-403-290-0264.

Regards,

/s/ Douglas Mac Donald
Douglas Mac Donald
President & CEO

Westsphere Asset Corporation, Inc.

Cc: Kim Law, CFO

ITEM 8A    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures that are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported; and (2) our assets are safeguarded against unauthorized or improper use, to permit the preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon the foregoing, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that the information required to be disclosed by us in this Report was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and instructions for Form 10-KSB. However while management reported on the effectiveness of its Disclosure Controls and Procedures to the board of directors, the Company was also required by regulation to include the report on the effectiveness of Disclosure Controls and Procedures in its orginal filing of the Annual Report on Form 10-KSB. The Company failed to include the report and as a result, management has revised its conclusion on Disclosure Controls and Procedures that its controls were not effective at December 31, 2007 with respect to the requirement of including the report in the Form 10-KSB.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. This is because a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of this Annual Report on Form 10-KSB for the year ended December 31, 2007, management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal controls over financial reporting, pursuant to Rule 13a-15 under the Exchange Act. Our Chief Executive Officer and Chief Financial Officer concluded and reported to the Board of Directors that the design and operation of our internal controls and procedures were effective as of December 31, 2007.

However the Company was required to publish its Report on Internal Control over Financial Reporting in the April 2008, 10-KSB filing and failed to do so as a result of a misinterpretation of the regulation regarding when filing the report was required. The error may have occurred given that the regulation requiring publication of the report has been changed numerous times over the past several years and that at the time of filing the Form 10KSB, publishing the report was required even though it was a proposed regulation that the report would not be required until our next annual report.

Upon review by management, the failure to file our report on internal controls changed our conclusions regarding the effectiveness of our internal controls over financial reporting as of the end of the fiscal year. We have now concluded that our internal controls were not effective as of December 31, 2007 with respect to the failure file our report. At the time of the original filing and at the filing of this Amendment there were no significant changes in our internal controls over financial reporting that occurred during the fourth fiscal quarter or subsequently that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. However, the Company has adopted a procedure to review newly effective regulatory changes while preparing its filings. The Company doe not intend to minimize the importance of any detail of regulatory compliance. As a result, Investors should consider the following risk factor:

We may be subject to regulatory scrutiny and sustain a loss of public confidence if we are unable to satisfy regulatory requirements relating to our internal controls over financial reporting and/or if we have material internal control weaknesses which may result in material financial reporting errors

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to perform an evaluation of our internal controls over financial reporting beginning with our annual report filed for a fiscal year ending on or after December 15, 2007 and have our independent registered public accounting firm attest to our internal controls for fiscal years ending on or after December 15, 2009. Compliance with these requirements can be expensive and time-consuming.

While we believe that we met and will continue to be able to meet the applicable deadlines, no assurance can be given that we will meet the required deadlines in future years. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our internal controls when we are required to have such attestation, or if we have material internal control weaknesses which may result in material financial reporting errors, we may be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, failure to provide the required management report would render our annual report materially deficient. As a result, we would not be timely or current in our Exchange Act reporting. This would result in us not being eligible to file new Form S-3 or Form S-8 registration statements and the loss of the availability of Rule 144. Because the filing of the annual report constitutes the Section 10(a)(3) update for any effective Forms S-3 or S-8, we also would be required to suspend any sales under already effective registration statements. However, now that we have amended our annual report to provide the required management’s report on whether or not internal control is effective, we would be able file new Forms S-8 and resume making sales under already effective Forms S-8, and shareholders can avail themselves of Rule 144 (assuming all other conditions to use of the form or rule are satisfied). Although amending the annual report to provide management’s report may result in us becoming current in our Exchange Act reports, it would remain untimely and we would not be eligible to file new Forms S-3.